CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	January 31	October 31
(thousands of U.S. dollars, except share amounts)	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$319,497	$323,099
Accounts receivable	32,662	29,456
Notes receivable (Note 7(a))	3,591	3,836
Inventories (Note 3)	45,921	47,371
Income taxes recoverable	928	834
Current portion of deferred tax assets	642	619
Other current assets (Note 5)	6,193	2,783
Total current assets	409,434	407,998

Restricted cash (Note 4)	37,795	40,824
Property, plant and equipment, net	44,486	47,146
Deferred tax assets	58,097	62,873
Long-term investments (Note 6)	1,450	1,450
Other long-term assets (Note 7)	59,970	56,760
Total assets	$611,232	$617,051
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$21,175	$25,458
Accrued liabilities (Note 8)	38,803	41,408
Income taxes payable	8,764	9,756
Current portion of long-term debt (Note 9)	3,750	3,948
Current portion of deferred revenue	1,382	1,720
Total current liabilities	73,874	82,290

Long-term debt (Note 9)	34,898	36,493
Deferred revenue	641	842
Long-term income taxes payable	2,058	2,067
Other long-term liabilities	35,635	35,783
Total liabilities	147,106	157,475

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,909,301 (Note 11)	252,168	252,168
Additional paid-in capital	86,331	86,147
Accumulated retained earnings (deficit)	6,945	(28,322)
Accumulated other comprehensive income (Note 18)	118,682	149,583
Total shareholders’ equity	464,126	459,576
Total liabilities and shareholders’ equity	$611,232	$617,051

Commitments and contingencies (Note 21)
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]		Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2014	2013
Revenues	$70,820	$53,664
Costs and expenses
Direct cost of revenues	33,370	25,859
Selling, general and administration	14,437	21,233
Depreciation and amortization	2,292	3,280
Restructuring charges, net (Note 13)	43	11
Change in fair value of embedded derivatives (Note 12)	302	(287)
Other (income) expenses, net (Note 14)	(20,918)	9,351
Total costs and expenses	29,526	59,447
Operating income (loss)	41,294	(5,783)
Interest expense	(781)	(1,323)
Interest and dividend income	1,292	1,851
Income (loss) before income taxes	41,805	(5,255)
Income tax expense (recovery) (Note 15)	6,538	(4,986)
Net income (loss)	$35,267	$(269)

Basic and diluted earnings per share (Note 10)	$0.57	$-

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME [UNAUDITED]	Three months ended January 31
(thousands of U.S. dollars)	2014	2013
Net income (loss)	$35,267	$(269)
Foreign currency translation	(30,614)	150
Unrealized (loss) gain on derivatives designated as cash flow hedges, net of tax of $299 (2013 – ($77))	(791)	231
Reclassification of realized loss (gain) on derivatives designated as cash flow hedges, net of tax of ($191) (2013 - $68)	504	(205)
Pension liability adjustments, net of tax of $nil (2013 - $1,444)	-	5,747
Other comprehensive (loss) income	(30,901)	5,923
Comprehensive income	$4,366	$5,654

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended January 31
(thousands of U.S. dollars)	2014	2013
Operating activities
Net income (loss)	$35,267	$(269)
Adjustments to reconcile net income (loss) to cash provided by operating activities (Note 16):
Items not affecting current cash flows	(11,776)	12,809
Changes in operating assets and liabilities	(20,018)	1,572
Cash provided by operating activities	3,473	14,112
Investing activities
Purchase of property, plant and equipment	(2,321)	(98)
Decrease (increase) in restricted cash	424	(36,159)
Cash used in investing activities	(1,897)	(36,257)
Financing activities
Cash used in financing activities	-	-
Effect of foreign exchange rate changes on cash and cash equivalents	(5,178)	299
Net decrease in cash and cash equivalents during the period	(3,602)	(21,846)
Cash and cash equivalents, beginning of period	323,099	109,360
Cash and cash equivalents, end of period	$319,497	$87,514

The accompanying notes form an integral part of these consolidated financial statements.

Nordion Inc. Interim Report January 31, 2014

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

1.	Basis of Presentation

The unaudited consolidated financial statements of Nordion Inc. (Nordion or the Company) have been prepared in United States (U.S.) dollars, the Company’s reporting currency, and in accordance with U.S. generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s audited annual consolidated financial statements for the year ended October 31, 2013, except as disclosed in Note 2.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates. In management’s opinion, the unaudited consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the interim results reported. The year-end consolidated statement of financial position data was derived from audited financial statements, but do not include all of the annual disclosures required by U.S. GAAP. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2013.

2.	Changes in Significant Accounting Policies and Recent Accounting Pronouncements

(a) Significant accounting policies
On November 1, 2013, the Company adopted Accounting Standard Update (ASU) No. 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” which clarifies the scope of ASU No. 2011-11 including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 2010-20-45, Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The adoption of ASU 2013-01 did not have a significant impact on the Company’s consolidated financial statements.

On November 1, 2013, the Company adopted ASU No. 2011-11, “Balance Sheet (Topic 2010):  Disclosures about Offsetting Assets and Liabilities” which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of International Financial Reporting Standards (IFRS). The adoption of ASU 2011-11 did not have a significant impact on the Company’s consolidated financial statements.

(b)       Recent accounting pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-11, Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similiar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 updates accounting guidance related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance resolves the diversity in practice in the presentation of unrecognized tax benefits in those instances.  This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods.  The Company plans to adopt ASU 2013-11 beginning November 1, 2014. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”). ASU 2013-05 updates accounting guidance related to the application of consolidation guidance and foreign currency matters. This guidance resolves the diversity in practice about what guidance applies to the release of the cumulative translation adjustment into net income. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods.  The Company plans to adopt ASU 2013-05 beginning November 1, 2014. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

3.	Inventories

	January 31	October 31
	2014	2013
Raw materials and supplies	$44,634	$46,828
Work-in-process	309	658
Finished goods	2,365	1,392
	47,308	48,878
Allowance for excess and obsolete inventory	(1,387)	(1,507)
Inventories	$45,921	$47,371

4.	Restricted Cash

As of January 31, 2014, restricted cash balances of $37.8 million (October 31, 2013 ― $40.8 million) relate to $32.8 million (October 31, 2013 ― $34.9 million) held for outstanding letters of credit (Note 9), $0.3 million (October 31, 2013 ― $0.9 million) collateral issued against future letters of credit, as well as $4.7 million (October 31, 2013 ― $5.0 million) related to funds for insurance liabilities.

5.	Other Current Assets

As of January 31, 2014, other current assets include embedded derivatives and other derivative assets of $1.8 million (October 31, 2013 ― $0.1 million) (Note 12) as well as prepaid expenses and other of $4.4 million (October 31, 2013 ― $2.7 million).

6.	Long-Term Investments

	January 31	October 31
	2014	2013
Investment in Celerion(a)	$1,450	$1,450
Investment in LCC Legacy Holdings(b)	-	-
Long-term investments	$1,450	$1,450

(a) Investment in Celerion, Inc. (Celerion)
On March 5, 2010, as part of the consideration for the sale of MDS Pharma Services Early Stage (Early Stage), Nordion received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note (Note 7(b)). Nordion’s ability to transfer its investment in Celerion and the Note is subject to the consent of Celerion, which is controlled by third-party investors who collectively hold a majority of the outstanding Celerion equity and have no restrictions on selling their interests. These third-party investors also have majority representation on the Board of Directors of Celerion. This investment in Celerion is recorded at cost and had an estimated fair value of approximately $13 million as of January 31, 2014, based on a Level 3 fair value measurement. Estimating the fair value of a privately held company is inherently subjective and involves a number of estimates and assumptions, actual proceeds received upon eventual disposition of the investment could be materially different.  The Company previously utilized a discounted cash flow approach based on the original sales proceeds of Early Stage to be the best estimate of the Company’s fair value.  Based on the passage of time since the Early Stage transaction, the Company has revised the estimated fair value based on Celerion’s current financial results in conjunction with available market data including the fair value of other comparable companies.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Celerion is a VIE, but Nordion is not the primary beneficiary and, therefore, consolidation is not required. The Company continues to assess any reconsideration events and monitors the status of its relationship with Celerion. The fair value of the Company’s investment in Celerion and the Note (Note 7(b)) is currently estimated to be approximately $21 million in aggregate. The Company’s maximum exposure to loss is limited to the carrying value of the Note and its investment in Celerion.

(b) Investment in LCC Legacy Holdings (LCC)
Long-term investments include an investment in LCC, an investment fund management company, which has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. Nordion does not have any significant involvement in the day-to-day operations of LCC other than to obtain its share of earnings and losses. Cumulative cash dividends received and equity losses from LCC reduced the Company’s investment in LCC to $nil and therefore the equity method of accounting has been suspended since fiscal 2011. The Company’s exposure to losses is limited to its investment of $nil (October 31, 2013 ― $nil).

7.	Other Long-Term Assets

	January 31	October 31
	2014	2013
Financial instrument pledged as security on long-term debt(a)	$34,711	$36,370
Long-term note receivable(b)	7,881	7,707
Pension assets	11,968	7,551
Goodwill	2,266	2,420
Other(c)	3,144	2,712
Other long-term assets	$59,970	$56,760

(a)      Financial instrument pledged as security on long-term debt
The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt due to the Government of Canada related to the construction of the MAPLE Facilities (Note 9). The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of January 31, 2014 is $38.3 million (October 31, 2013 ― $40.3 million), of which $3.6 million (October 31, 2013 ― $3.9 million) was included in notes receivable in the consolidated statements of financial position. As of January 31, 2014, the fair value was $41.1 million (October 31, 2013 ― $43.8 million), based on a Level 3 fair value measurement, which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(b)       Long-term note receivable
Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, the Company received a note receivable with a principal amount of $25.0 million issued by Celerion, which has a five-year term and bears interest at 4% per annum (the Note). Celerion can elect to add the interest to the principal amount of the Note. The Note is partially secured with a second-lien interest in certain real estate of Celerion. As part of the sale of Early Stage, the Company also signed a transition services agreement (TSA) that allowed Celerion to pay for the first three months of TSA services, to a maximum of $1.8 million, by increasing the principal amount of the Note. Celerion made early payments to Nordion of $7.3 million and $6.5 million in cash during fiscal 2013 and 2012, respectively, which reduced the carrying value of the Note by $9.0 million and $8.9 million. As a result, the Company recorded a loss of $0.2 million and $2.4 million, respectively, during fiscal 2013 and 2012.

The carrying value of the Note, including interest and accretion as of January 31, 2014 is $7.9 million (October 31, 2013 – $7.7 million). The fair value of the Note as of January 31, 2014 was $7.9 million, based on a Level 3 fair value measurement, which included $2.4 million of accreted interest. The fair value was determined based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk and the increase in principal amount related to the TSA and interest payments. The current face value of the Note is $8.3 million. The Note is being accreted up to its face value using an effective interest rate of 8% for secured cash flows and 28% for unsecured cash flows.

(c)	Other
Primarily includes the long-term portion of certain trade receivables.

8.	Accrued Liabilities

	January 31	October 31
	2014	2013
Employee-related accruals	$5,083	$10,053
FDA provision(a)	2,503	2,612
Derivative liabilities (Note 12)	4,877	2,517
AECL revenue share and waste disposal	4,783	2,218
Restructuring provision (Note 13)	662	1,070
Other(b)	20,895	22,938
Accrued liabilities	$38,803	$41,408
(a)      The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s discontinued bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations were part of MDS Pharma Services, Nordion has retained this potential liability following the sale of Early Stage. The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. In March 2013, the Company settled one of the two legal claims that the Company had been served with related to repeat study costs. As of January 31, 2014, management believes that the remaining provision of $2.5 million (October 31, 2013 ― $2.6 million) is sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs.

(b)      As of January 31, 2014, Other includes a $9.5 million (October 31, 2013 ― $9.5 million) settlement accrual recorded for the arbitration with Life Technologies Corporation (Life) as a result of the ruling that occurred in July 2011. Other also includes royalties and various miscellaneous payables.

9.	Long-Term Debt

		January 31	October 31
	Maturity	2014	2013
Total long-term debt	2014 to 2015	$38,648	$40,441
Current portion of long-term debt		(3,750)	(3,948)
Long-term debt		$34,898	$36,493

As of January 31, 2014, debt includes a non-interest-bearing Canadian government loan with a carrying value of $38.3 million (October 31, 2013 ― $40.3 million) discounted at an effective interest rate of 7.02% and repayable at C$4.0 million (US$3.6 million) per year with the remaining balance due April 1, 2015. The fair value of this financial instrument was $40.9 million (October 31, 2013 ― $43.5 million), based on a Level 3 fair value measurement, which was determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the related receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 7(a)).

The Company’s Amended and Restated credit facility consists of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credit. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The credit facilities are secured by floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property with the latter facility to be fully secured with a specific pledge of cash collateral. The credit facilities are subject to customary positive, negative and financial covenants. The Company’s credit facility allows it to borrow Canadian and U.S. dollars by way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. During the first quarter of fiscal 2014, the Company extended the credit facility to July 31, 2014, which may be further extended on mutual agreement of the Lenders for successive subsequent periods. The credit facility is primarily for general corporate purposes. As of January 31, 2014, the Company has not used the credit facility for borrowing; however, the Company had $34.4 million (October 31, 2013 - $36.9 million) of letters of credit issued under this credit facility as well as $0.3 million (October 31, 2013 - $0.9 million) collateral issued against future letters of credit.

10.	Earnings Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

	Three months ended January 31
(number of shares in thousands)	2014	2013
Weighted average number of Common shares outstanding – basic	61,909	61,909
Impact of stock options assumed exercised	147	-
Weighted average number of Common shares outstanding – diluted	62,056	61,909
Basic and diluted earnings per share	$0.57	$-

11.	Share Capital

As of January 31, 2014, the authorized share capital of the Company consists of unlimited common shares. The common shares are voting and are entitled to dividends if and when declared by the Company’s Board of Directors.

Summary of share capital

	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2013	61,909	$252,168
Repurchased and cancelled	-	-
Balance as of January 31, 2014	61,909	$252,168

12.	Financial Instruments and Financial Risk

Derivative instruments
The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk. The Company enters into foreign exchange contracts to hedge anticipated U.S. dollar denominated sales that are expected to occur over its planning cycle, typically no more than 18 months into the future.  If the derivative is designated as a cash flow hedge, the effective portions of the hedge gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects earnings.  Any ineffective portions of related gain or loss is recorded in earnings immediately. Derivatives not designated as hedges are recorded at fair value in the consolidated statement of financial position, with any changes in the mark to market being recorded in the consolidated statement of operations.

The Company has identified embedded derivatives in certain of its supply contracts as a result of the currency of the contract being different from the functional currency of the parties involved.  Changes in the fair value of the embedded derivatives are recognized in the consolidated statement of operations.

The Company does not use derivatives for trading or speculative purposes and is not a party to leveraged derivatives. The following table provides the fair value of all Company derivative instruments:

	January 31	October 31
	2014	2013
	Fair Value	Fair Value
Assets
Embedded derivatives(a)	$1,807	$60
Foreign currency forward contracts under cash flow hedges(b)	$-	$84
Liabilities
Embedded derivatives(a)	$3,957	$1,908
Foreign currency forward contracts under cash flow hedges(b)	$920	$609
(a) As of January 31, 2014 and October 31, 2013, total notional amounts for the Company’s certain supply contracts identified for embedded derivatives were approximately $84 million and $46 million, respectively.
(b) As of January 31, 2014 and October 31, 2013, total notional amounts for the Company’s foreign currency forward contracts under cash flow hedges were approximately $13 million and $25 million, respectively.

The following table summarizes the activities of the Company’s derivative instruments:

Three months ended January 31
	2014	2013
Realized loss (gain) on foreign currency forward contracts under cash flow hedges	$695	$273
Unrealized (loss) gain on foreign currency forward contracts under cash flow hedges	$(1,090)	$308
Unrealized loss (gain) on embedded derivatives recorded in change in fair value of embedded derivatives	$302	$(287)

Credit risk
Certain of the Company’s financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating.  In addition, the Company limits the amount that is invested in issues of any one government or corporation.
The Company is also exposed, in its normal course of business, to credit risk from its customers. As of January 31, 2014, accounts receivable was net of an allowance for uncollectible accounts of $nil (October 31, 2013 ― $nil).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.  In the event of non-performance by counterparty, the carrying value of the Company’s financial instruments represents the maximum amount of loss that would be incurred.

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at January 31, 2014, the Company had cash and cash equivalents totaling $319.5 million (October 31, 2013 ― $323.1 million), cash generated by operations and the credit facilities which are sufficient to honor its financial obligations.

Valuation methods and assumptions for fair value measurements
Cash and cash equivalents, accounts receivable, notes receivable, accounts payable, and accrued liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Fair value hierarchy
The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:

			As of January 31, 2014
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$75,080	$-	$-	$75,080
Derivative assets (Note 5)	$-	$1,807	$-	$1,807
Derivative liabilities (Note 8)	$-	$4,877	$-	$4,877

			As of October 31, 2013
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$100	$-	$-	$100
Derivative assets (Note 5)	$-	$144	$-	$144
Derivative liabilities (Note 8)	$-	$2,517	$-	$2,517

As of January 31, 2014 and October 31, 2013, the Company did not have any financial instruments that were recorded using Level 3 valuation techniques and, therefore, no changes were presented for these periods.

13.	Restructuring Charges, Net

As of January 31, 2014, the restructuring provision of $0.7 million (October 31, 2013 ― $1.1 million) was included in accrued liabilities (Note 8) in the consolidated statements of financial position. The majority of the workforce reduction provision is expected to be utilized during fiscal 2014 with a portion of the provision remaining until the fourth quarter of fiscal 2015.  A small amount related to the Company’s fiscal 2011 restructuring plan is still outstanding.

The table below provides an analysis of the Company’s restructuring activities related to its operations until January 31, 2014.

Expenses					Cumulative Activities		Balance as of January 31
	2014	2013	2012	Total	Cash	Non-Cash	2014
Workforce reductions	$43	$143	$2,557	$2,743	$(1,919)	$(162)	$662
Restructuring charges, net(a)	$43	$143	$2,557	$2,743	$(1,919)	$(162)	$662
(a) Restructuring charges, net presented above exclude a $(0.8) million recovery for fiscal 2012 relating to subsequent adjustments for 2010 contract cancellation charges of the Company’s former corporate office lease. As of January 31, 2014, the remaining provision for future rental payments of this retained lease are $0.1 million which are included in other accrued liabilities (Note 8).

14.	Other (Income) Expenses, Net

	Three months ended January 31
	2014	2013
Research and development	$394	$2,175
Foreign exchange gain(a)	(20,935)	(5)
Pension settlement loss	-	7,003
Other	(377)	178
Other (income) expenses, net	$(20,918)	$9,351
(a) The foreign exchange gain for the three months ended January 31, 2014 was primarily a result of the revaluation of the Company’s cash and cash equivalents in U.S. dollars held in a Canadian dollar functional currency entity. As of January 31, 2014, the Company held over $300 million of cash and cash equivalents in U.S. dollars, including approximately $200 million of U.S. dollar cash proceeds from the sale of its Targeted Therapies business, which occurred in the third quarter of fiscal 2013. The offset to this non-cash revaluation gain was reflected as a foreign currency translation loss in accumulated other comprehensive income (AOCI) as part of shareholders’ equity.

15.	Income Taxes

The annual effective tax rate is based upon the facts and circumstances known at each interim period. On a quarterly basis, the estimated annual effective tax rate is revised as appropriate based upon changed facts and circumstances, if any, as compared to those forecasted at the beginning of the fiscal year and each interim period thereafter.

For the three months ended January 31, 2014, the Company recognized tax expenses (recovery) of $6.5 million (2013 – ($5.0) million) on pre-tax income (loss) of $41.8 million (2013 – ($5.3) million) which represents an effective tax rate of 15.6% (2013 – (94.9%)). The tax expense and related effective tax rate on operations was determined by applying an estimated annual effective tax rate of 25.1% (2013 – 53.7%) to pre-tax income, which would have resulted in a $10.5 million of tax expense, and then recognizing various discrete tax items. Discrete tax items resulted in a net reduction in tax expense of $4.0 million for the three month ended January 31, 2014, which was primarily due to the impact of significant fluctuation in Canadian and U.S. dollar foreign exchange rates.

16.	Supplementary Cash Flow Information

Items not affecting current cash flows comprise the following:

	Three months ended January 31
	2014	2013
Depreciation and amortization	$2,292	$3,280
Stock option compensation	184	392
Deferred income taxes	(1,169)	1,253
Change in fair value of embedded derivatives	302	(287)
Foreign currency transactional gain	(18,188)	(125)
Loss on Celerion note receivable	-	218
Pension settlement loss	-	7,003
Other including foreign currency translation adjustments	4,803	1,075
	$(11,776)	$12,809

Changes in operating assets and liabilities comprise the following:

	Three months ended January 31
	2014	2013
Accounts receivable	$(5,832)	$11,752
Inventories	(3,294)	(5,740)
Other current assets and long term assets	(7,843)	3,983
Accounts payable and accrued liabilities	(2,933)	(6,740)
Income taxes	(1,605)	2,685
Deferred revenue and other long-term obligations	1,489	(4,368)
	$(20,018)	$1,572

17.	Stock-Based Compensation

Stock option plan
Stock-based compensation expense related to the Company’s stock option plan for the three months ended January 31, 2014 was $0.2 million (2013 ― $0.4 million) which was recorded in selling, general and administration expenses.

During the three months ended January 31, 2014, the Company granted nil (2013 – 657,300) C$ stock options at a weighted average exercise price of nil (2013 - C$7.06). All options granted in fiscal 2013 have a seven year term and become exercisable ratably (a graded-vesting schedule) over a three-year period.

Deferred share units (DSU)
During the three months ended January 31, 2014, the Company granted 6,464 (2013 – 17,255) DSU.  DSU vest immediately or 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested DSU are payable upon termination of employment and will be settled in cash or share units equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the termination date. DSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the DSU.

The Company records compensation expense and the corresponding liability each period based on vested units and changes in the market price of common shares. The DSU expense for the three months ended January 31, 2014 was $1.3 million (2013 - $0.6 million) which was included in selling, general and administration expenses.

Restricted share units (RSU)
During the three months ended January 31, 2014, the Company granted nil (2013 – 74,867) RSU, which vest 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested RSU are settled in cash equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the vesting date. RSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the RSU.

The Company records compensation expense and the corresponding liability over the vesting period of the RSU adjusted for any fair value changes at each reporting date. The RSU expense for the three months ended January 31, 2014 was $0.3 million (2013 - $0.1 million) which was included in selling, general and administration expenses.

Other mid-term incentive plan (MTIP)
The MTIP expense related to the fully vested DSU granted under the Company’s 2006 Plan (2006 MTIP) for the three months ended January 31, 2014 was $0.1 million (2013 ― $nil), which was included in selling, general and administration expenses. The 2006 MTIP is accompanied by dividend equivalent rights that will be payable in cash upon settlement of the plan.

18.	Accumulated Other Comprehensive Income

	January 31	October 31
	2014	2013
Accumulated other comprehensive income, net of income taxes, beginning of period	$149,583	$123,345
Foreign currency translation loss	(30,614)	(10,030)
Unrealized loss on derivatives designated as cash flow hedges, net of tax of $299 (2013-($209))	(791)	(619)
Reclassification of realized loss on derivatives designated as cash flow hedges, net of tax of ($191) (2013-$43)	504	125
Pension liability adjustments, net of tax of $nil (2013-$11,785)	-	36,762
Accumulated other comprehensive income, net of income taxes, end of period	$118,682	$149,583

19.	Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and defined contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.

Defined benefit pension plan
The Nordion pension plan is funded and the Company uses an October 31st measurement date for its plan. The components of net periodic pension cost for this plan is as follows:

	Three months ended January 31
	2014	2013
Service cost	$750	$1,010
Interest cost	2,913	3,064
Expected return on plan assets	(3,635)	(3,592)
Amortization of net actuarial loss	689	1,278
Amortization of past service costs	(116)	-
Net periodic pension cost	$601	$1,760

The most recent actuarial valuation for the Nordion pension plan for funding purposes was as of January 1, 2013. Based on this actuarial valuation, the Company expects funding requirements of approximately $16 million, including approximately $3 million of current service cost contributions, in each of the next five years to fund the regulatory solvency deficit. This is primarily a result of a decline in real interest rates, although asset values have increased. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

Other benefit plans
Other benefit plans include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The cost of other post-employment benefit plans was $0.2 million (2013 - $0.2 million) for the three months ended January 31, 2014.

20.	Segmented Information

Nordion operates as a global life sciences company with two business segments: Sterilization Technologies and Medical Isotopes. These segments are organized predominantly around the products and services provided to customers identified for the businesses.

On July 13, 2013, the Company completed the sale of its Targeted Therapies business to BTG plc (BTG). Under the terms of the Manufacturing and Support Agreement (MSA) entered into at the closing of the transaction, Nordion continues to manufacture the Targeted Therapies’ product and generate significant cash flows from the disposed business for a contract term of three years, with the possibility of up to a two-year extension at BTG’s option.  Therefore, the results of the historical Targeted Therapies business are reported as part of continuing operations prior to the sale and the results of the MSA are reported with the Company’s Contract Manufacturing product line of Medical Isotopes segment.

There are no significant inter-segment transactions. Segmented earnings are computed by accumulating the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment. Management does not track or allocate assets on a business segment basis.  Accordingly, assets and additions to assets are not disclosed on a business segment basis in the following financial information.  Related expenses, such as depreciation, are allocated to each segment and reported appropriately herein.

	Three months ended January 31, 2014
	Specialty Isotopes
	Sterilization Technologies	Medical Isotopes	Corporate and Other	Total
Revenues	$19,153	$51,667	$-	$70,820
Direct cost of revenues	9,220	24,150	-	33,370
Selling, general and administration(a)	3,714	3,751	5,611	13,076
Other income, net	(855)	(1,292)	(18,771)	(20,918)
Segment earnings	$7,074	$25,058	$13,160	$45,292
Depreciation and amortization	930	1,362	-	2,292
Restructuring charges, net (Note 13)				43
Internal investigation costs (Note 21)				530
Strategic review costs				831
Change in fair value of embedded derivatives (Note 12)				302
Operating income from continuing operations				$41,294
(a)	excludes internal investigation costs of $0.5 million and strategic review costs of $0.8 million

			Three months ended January 31, 2013
	Specialty Isotopes
	Sterilization Technologies	Medical Isotopes	Targeted Therapies	Corporate and Other	Total
Revenues	$16,430	$25,196	$12,038	$-	$53,664
Direct cost of revenues	8,586	13,839	3,434	-	25,859
Selling, general and administration(a)	4,270	4,141	5,309	2,887	16,607
Other expense (income), net(b)	58	277	1,865	(70)	2,130
Segment earnings (loss)	$3,516	$6,939	$1,430	$(2,817)	$9,068
Depreciation and amortization	753	2,150	377	-	3,280
Restructuring charges, net (Note 13)					11
AECL arbitration and legal costs					502
Pension settlement loss (Note 14)					7,003
Loss on Celerion note receivable (Note 7(b))					218
Internal investigation costs (Note 21)					4,124
Change in fair value of embedded derivatives (Note 12)					(287)
Operating loss from continuing operations					$(5,783)
(a)	excludes internal investigation costs of $4.1 million and AECL arbitration and legal costs of $0.5 million
(b)	excludes pension settlement loss of $7.0 million and loss on Celerion note receivable of $0.2 million

21.	Commitments and Contingencies

Retained liabilities related to Early Stage
Subsequent to the sale of Early Stage, Nordion has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations (Note 8(a)).

Internal investigation
In 2012, the Company discovered potential irregularities related to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company. As a result, the Company made voluntary disclosure to relevant regulators and authorities in the U.S. and Canada and commenced an internal investigation of the possible compliance issues, focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA). The Company remains unable to determine whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on Nordion’s business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

The Company is committed to the highest standards of integrity and diligence in its business dealings and to the ethical and legally compliant business conduct of its employees, representatives and suppliers. The Company continues to cooperate with regulatory and enforcement authorities. In parallel with the internal investigation, the Company developed and implemented a number of new and enhanced policies and procedures related to compliance. The Company also created and staffed a Director, Corporate Compliance position who reports to the Finance and Audit Committee. The intent of these changes is to strengthen the Company’s overall compliance framework.

22.	Litigation

Bioequivalence studies
During fiscal 2009, the Company was served with a Statement of Claim from Apotex Inc., filed with the Ontario Court of Justice, related to repeat study and mitigation costs of $4.5 million (C$5 million) and loss of profit of $26.9 million (C$30 million). This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in its FDA provision (Note 8(a)). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities that have been fully paid. The Company has filed a Statement of Defence and is vigorously defending this action. Examinations for discovery are currently ongoing.

Nordion Inc. Interim Report January 31, 2014